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                                                        August 25, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention: Larry Spirgel
           Assistant Director

           Re: Satelites Mexicanos, S.A. de C.V.
               Form 20-F for the Year Ended December 31, 2004
               Filed June 30, 2005
               Commission File No. 333-8880

Dear Mr. Spirgel:

On behalf of Satelites Mexicanos, S.A. de C.V. (the "Company"), set forth below are responses to the comment letter dated August 9, 2005 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") related to the Company's Form 20-F for the year ended December 31, 2004 (the "Form 20-F"). As requested, this letter is being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in the Company's response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to "we", "us" or "our" in the responses set forth below refer in each case to the Company.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings,

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and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience, we have included the SEC staff's comments in italics below followed by the Company's response.

Form 20-F for the Year ended December 31, 2004, filed June 30, 2005

MD&A, Selling and Administrative Expenses, page 43

1. Please tell us the nature of your $2.8 million cancellation of allowances for doubtful accounts.

Response:

The Company has reviewed its disclosure related to the cancellation of allowances for doubtful accounts for the year ended December 31, 2004 and confirms that a $1.0 million allowance was cancelled during 2004. The narrative discussion included under the caption "Selling and Administrative Expenses," which describes a cancellation of allowances in the amount of $2.8 million, described a change in the recorded amount of bad debt expenses cumulatively for the years 2004 and 2003. The recovery of bad debt expense in 2004 totaled approximately $1.0 million and the amount of bad debt expense for 2003 was approximately $1.8 million.

The cancellation of the allowance in 2004 relates to a disputed invoice of approximately $1.0 million that dates back to 1999 and which was classified as a doubtful account when doubts about the Company's ability to collect on the invoice arose. During 2004, the Company agreed to reconsider the terms of the service for which the invoice had been generated, and issued a credit note for a similar amount which was then recorded as a reduction of 2004 revenues. The elimination of the allowance was then recorded as a recovery of bad debt expense.

The Company confirms that it will revise future annual reports on Form 20-F to clarify its analysis of the recovery of the bad debt expense for year 2004.

Note 2. Revenue Recognition, page F-12

2. Please refer to your disclosure on page 20. We note that you have began to offer bundled services that include satellite capacity, equipment and maintenance for video, data and broadband customers. Tell us how you account for such arrangements and why your revenue recognition policy is not disclosed. Refer to EITF 00-21.

Response:

The Company confirms that as of December 31, 2004, it had executed four thirty-six month contracts related to the provision of bundled contractual arrangements that included capacity, equipment and maintenance for video, data and broadband customers. These contracts, which are not expected to increase in volume, represented less than 1% of the Company's total revenues in each of the years presented in the Form 20-F, and the fair value of the equipment

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portion of these contracts represented less than 0.4% of the Company's total revenues for the same period. The primary source of revenues from such contracts relates to the provision of satellite capacity which is recognized as revenue in the same manner as the Company's standard satellite capacity contractual arrangements.

The Company acknowledges the staff's comments related to Emerging Issues Task Force Abstract No. 00-21 Revenue Arrangements with Multiple Deliverables (EITF 00-21). The Company confirms that it has performed a detailed review of these contracts and reports that it has accounted for the provision of equipment under such contracts as operating leases based upon the guidance in EITF-01-8, Determining Whether an Arrangement Contains a Lease and Financial Accounting Standards Board Statement No. 13, Accounting for Leases (FAS 13). After closer inspection, the Company believes that these contracts are, in fact, sales-type leases based upon the guidance in FAS 13, as its customers are obligated to purchase the equipment at the end of the contract. The effect of having accounted for these contracts as operating leases is immaterial, based upon our assessment considering Staff Accounting Bulletin 99 Materiality, for all periods presented and will be corrected in the year ending December 31, 2005. The Company confirms that it will disclose the accounting policies and required disclosures related to these arrangements in its future filings on Form 20-F, should the arrangements increase in significance.

3. Please refer to your disclosure on page 22. We note that you distribute Spanish-language programming. Tell us the amount of the 2004, 2003 and 2002 revenues generated from this arrangement and why your revenue recognition policy is not disclosed.

Response:

The Company confirms that for the year ended December 31, 2004, gross revenues generated by its Spanish-language programming was approximately $700,000, or 1% of its total revenues. The Company did not generate revenues from its Alterna TV business during the years ended December 31, 2003 and 2002. The Company has not disclosed the revenue recognition policy related to this service since the revenues associated with the service were not significant. The Company expects that this service will become more significant in the future and it will include additional disclosure in future annual reports on Form 20-F in response to the staff's comment once the revenues associated with the service become significant.

Note 9. Commitments and Contingencies, page F-21

4. Please tell us if the technical failures in Satmex 5 resulted in a loss of satellite capacity. If so, tell us how you determined that there was no impairment under FAS 144.

Response:

     The Company confirms that the technical problems related to Satmex 5 did not result in a loss of the satellite's capacity and that the satellite maintains the ability to transmit data within its original design range of twenty-four 36-MHz C-band transponders and twenty-four 36-MHz Ku-band

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transponders, whose total potential output exceeds 8,000 watts. As a result, there was no impairment under FAS 144.

Item 15. Controls and Procedures, page 66

5. We note your disclosure that "[o]ur CEO and chief financial officer ('CFO') have evaluated the effectiveness of our `disclosure controls and procedures' (as defined in Exchange Act rules 13a-14(c)and 15d-14(c)) as of December 31, 2004." Revise your future filings and confirm for us in your response letter that you have evaluated the effectiveness of your disclosure controls and procedures in accordance with Exchange Act rules 13a-15(e) and 15d-15(e) (emphasis added).

Response:

     The Company confirms that its CEO and CFO have evaluated its disclosure controls and procedures pursuant to, and using the complete definition of controls and procedures stated in, Exchange Act Rules 13(a)-15(e) and 15(d)-15(e). The Company's disclosure in Item 15(a) in its future Form 20-Fs will be revised in accordance with the Commission's comment.

6. We also note your disclosure that "[t]hese controls and procedures were designed to ensure that material information relating to us is communicated to the CEO and CFO." In future filings, revise to include a complete definition of disclosure controls and procedures as defined in Rule 13a-15(e), including that they ensure that information is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, or simply state that your disclosure controls and procedures are effective. Also confirm to us, in your response letter, that your evaluation was conducted using a complete definition of controls and procedures stated in Rule 13a-15(e).

Response:

     The Company confirms that its evaluation of its disclosure controls and procedures conducted in connection with its 2004 Form 20-F was conducted using the complete definition of controls and procedures stated in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e). The Company's disclosure in Item 15(a) in its future Form 20-Fs will be revised in accordance with the Commission's comment.

7. We note your disclosure that "[t]here have been no significant changes in our internal controls and procedures or in other factors that could significantly affect these controls and procedures subsequent to the date of this evaluation." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response letter that there was no change in your internal control over financial reporting that occurred during the period covered by your annual

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     report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Response:

     The Company confirms that there were no changes in the Company's internal control over financial reporting during 2004 which materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's disclosure in Item 15(d) in its future Form 20-Fs will be revised in accordance with the Commission's comment.


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     Should you have any questions about the responses in this letter, please feel free to contact the undersigned at (650) 739-7034.

                                         Sincerely yours,

                                         Marcelo A. Mottesi


cc:  Nicole Holden, Staff Accountant
     Dean Suehiro, SEC Senior Staff Accountant
     Cynthia Pelini, Satelites Mexicanos, S.A. de C.V.
     James Primus, Deloitte & Touche
     Enrique Vazquez, Deloitte & Touche